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Health / Wellness

Connector LLC

Connector enhances peer to peer support for Recovery

Providing a stigma free environment to assist peer recovery

Providence, RI

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Community Impact

⊕ Health & Human Services

⚖ Social Justice

⌂ Community Building

Pitch

Connector has created an online community platform that lowers the stigma associated with conditions like addiction, mental illness, abuse, or any other condition for people who will benefit from peer contact, but fear being stigmatized. Peer support can be a powerful tool in helping promote recovery. The primary target consumers of these services are young adults. "About 1 in 7 young adults aged 18 to 25 had a Substance Use Disorder (SUD) in the past year, or about 15% of young adults (Figure 44). Approximately 5.1 million young adults aged 18 to 25 in 2018 had an SUD in the past year" (https://www.samhsa.gov/data/report/2018-nsduh-annual-national-report).

Recovery Connector gives people suffering from addiction a technology solution that enables them to set up an anonymous social media profile which allows them the ability to interact with peers without fear or stigma.

Moreover, a person struggling with Substance Use Disorder (SUD), is often isolated and has a limited support network. Recovery Connect has the potential to provide dozens, if not thousands, of people to support them! Recovery Connector is striving to create a platform where patients have an online place to communicate with peers going through similar experiences. Patients gain a feeling that they are not alone in their struggles.

Additionally, treatment providers can post their available services to the widest possible cross-section of referral sources. Recovery Connector streamlines the referral process for medical services. It is an easy to use, affordable, ethical, HIPAA compliant solution that does not violate anti-kickback or patient brokering laws. The platform benefits all stakeholders from treatment providers to referral sources and ultimately the patients themselves. Referral sources will only call providers who have had openings in the past day, or always take new patients. Moreover, providers save money on marketing and will benefit from lower open bed rates.

The timing for Recovery Connector could not be better. Current lists of providers are static and often outdated. Many of the online directories are no better than a computer printout. The design of Recovery Connector assures referral sources that the listing is current and efficient. By the end of 2019, Recovery Connector is targeting 25 customers in each of the New England states. We expect 2020 will be a breakout year; we are targeting a minimum of 100 customers in 48 states by the end of the year.

Key Facts
89% of those suffering from Substance Use Disorder (SUD) have received NO treatment in the past year, increasing engagement in this area will dramatically improve results
Stigma associated with SUD keeps many from engaging in recovery activities, RC provides a place where these people can go to start the conversation about recovery by listening
Patients suffering from addiciton have periodic windows of availability when they are willing to go to treatment. When these windows open, speed in placement saves lives!
Recovery Connector is HIPAA compliant and does not violate patient brokering laws, it also allows doctors to avoid anti kickback law violations.
Increasing the number of people that a person suffering from SUD can reach out to from a few to thousands of peers can be a powerful tool to promote recovery!

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Opportunity

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<u>Referral Services Solution:</u>

Once someone has agreed to seek treatment for addiction, a countdown begins. As time passes, the risk that the sufferer will change their mind increases exponentially. If the people helping them to find treatment can't do so quickly, they will miss the opportunity. By extension, this increases the risk of overdose for that person. Recovery Connector's mission is to provide a platform service to combat the addiction cycle.

Recovery Connector is the first platform developed by the company for addiction recovery services that: (i) enables providers to post when they are taking new patients, and (ii) enables patients to anonymously search for support within an online community of others who are suffering from addiction (see below).

When fully utilized, this free app. enables service providers to determine where to look for help. Recovery Connector enables service providers who have availability for treatment to post their availability, thereby making it faster and easier to for people in need to obtain treatment.

Additionally, treatment providers spend a great deal of money on marketing and advertising that is largely ineffective. Recovery Connector is targeted marketing; it puts a provider's posting in the hands of their referral network, as well as other providers using Recovery Connector.

While treatment programs are often at capacity, there are plenty of stories of beds going unutilized while outreach personnel search waiting lists for people seeking treatment.

An empty bed is:
• Treatment not provided
• Lost revenue
• A net loss to society because someone is not receiving the treatment they need to prevent an overdose

Advertising of treatment services is not only affected by the presence of unscrupulous "Patient Brokers", treatment providers have been forced to spend significant sums of money on largely ineffective advertising, including radio, television, newsprint, and billboards. Few of these options reach their target audience, nor do they reach the people looking for information on treatment programs accepting new patients. Recovery Connector is in compliance with any "patient Brokering" laws in that it does not bill on performance, or "hits" on a site, instead we charge a straightforward posting fee. The service is easy to use, HIPAA compliant, cost effective, and ethical.

Getting people into treatment faster increases the chances of getting them actually going to treatment; before the window of opportunity closes.

<u>Social Networking Solution:</u>

Connector has developed a social media styled platform that will allow people in recovery to converse with other peers and member counselors in an anonymous platform that will help prevent relapse-based overdoses.

Connector has created an online community platform that lowers the stigma associated with conditions like addiction, mental illness, abuse, or any other condition for people who will benefit from peer contact, but fear being stigmatized. Peer support can be a powerful tool in helping promote recovery.

Recovery Connector gives people suffering from addiction a technology solution that enables them to set up an anonymous social media profile which allows them the ability to interact with peers without fear or stigma.

For more information, please refer to the business plan included in our SEC filing documents.

Invest today and help stop the addiction epidemic!

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Our Terms

Revenue Share

| $100 Minimum Investment

Perks are provided at the investment levels indicated below.

Click on the dollar amount displayed to enter your exact amount.

Additional Terms (SEC Form C Filing)

| 1.7x
Payback Multiple

10.0%
Revenue Share ⓘ

Quarterly
Payment Frequency

5 years
Maturity ⓘ

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Benefits & Perks

$125	**$25 Restaurant.com Gift Card** 1. **$25 Restaurant.com Gift Card** Investors of $125 or more ...	Read more
$5,000	**Volume Perk** 1. **$100 Restaurant.com Gift Card** Investors of $5,000 or ... 2. **20% Services Discount** Recovery Connector will provide ...	Read more Read more

Our Team

Timothy Sullivan FOUNDER

FOUNDER

Tim Sullivan is a life long entrepreneur with a keen eye for other uses for products, better ways to produce items, other industries for existing products, or better ways to help people.

Our Milestones

Show All

2018

Connector LLC Founding

Connector LLC Founded

Dec 7th

2019

App Store live

Recovery Connector is officially available in both Apple and Google Play App stores

Jul 7th

Self Help Works Discount for Community Members

Connector will be adding a

Nov 30th

FAQ

Q: What makes Recovery Connector better than a Google Search?

A: Using Recovery Connector will allow providers who use Google adwords to use their money much more wisely in that even the most expensive plan with Recovery Connector is the rough equivalent of two or three clicks on the AD Word "Addiction"

Q: Are there competitive Social Media sites?

A: There are plenty of social media sites, but none are dedicated to Recovery. Our mix of only allowing members to register cuts down on bad actors and fake accounts. Members can welcome people into their groups, but have the power to exclude those who are not acting in the best interest of the group.

Q: Patient Brokering is a big problem relative to recovery, how do we know this isn't a patient brokering site?

A: Recovery Connector has been designed to combat patient brokers on a number of levels Recovery Connector-
1- Does not collect individual patient information.
2- Has NO banner advertising on the site
3- Offers treatment providers a highly targeted and cost effective way to post their available services through
"Active Treatment Listings" service


 Connector LLC

Connector LLC is a corporation that creates highly cost-effective platforms for service providers to let referral sources know when they are taking new patients. The service is free to use for referral sources and is very low cost for providers. Recovery Connector is the first site created by Connector LLC.

Recovery Connector's mission is to help addiction service providers fill openings for services they provide in the most efficient and ethical manner possible. At the same time, Recovery Connector helps referral sources whether they are ER physicians, social workers, peace officers, police, fire or simply concerned family members to quickly find treatment providers who are currently taking new patients.



Recovery Connector is a stable, reliable multi-platform responsive site, soon to be available in both Android and Apple app stores.

Referral sources are able to quickly find available services that are less than a day old, which cuts down on time wasted searching and calling full facilities.

Service providers post available services only when they have availability, this means that their intake phones will only ring when the facility wants them to ring. Facilities who have no availability do NOT appear in the search results.

Patients who have made the bold decision to actually seek treatment can be connected with treatment services quickly, hopefully before they change their mind about seeking treatment.

Recovery Connector is NOT a directory of all service providers.

Client Portal CRM